Via Facsimile and U.S. Mail
Mail Stop 4720

October 9, 2009

Mr. Paul H. McDonough
Chief Financial Officer
OneBeacon Insurance Group Ltd.
601 Carlson Parkway
Minnetonka, Minnesota

Re: **OneBeacon Insurance Group Ltd.**
      Form 10-K for the Year Ended December 31, 2008
      Filed on February 27, 2009
      Schedule 14A
      Filed on March 30, 2009
      F**ile No. 1-33128**

Dear Mr. McDonough:

        We have reviewed your correspondence submitted on July 31, 2009 and have the following remaining comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. Compensation Discussion and Analysis, page 11

   We note your response to comment 4 of our comment letter dated July 10, 2009. Please note that, to the extent business unit, individual performance and/or any other factors were considered in awarding bonuses under your Management Incentive Plan, we deem such factors as material to providing investors with insight into your compensation procedures and practices. Please confirm that you will include in your next annual report or proxy filing, a comprehensive discussion of all criteria used by the Compensation Committee in awarding bonuses. This discussion should not only describe the criteria considered, as you have provided in your proposed disclosure, but should also address how the criteria were measured and, to the extent practicable, quantified. For example:

   - You state that the Committee considered "other top level Company financial metrics as well as other factors including net written premium growth, capital structure, transactions and catastrophe exposure/management." Your future disclosure should describe the specific financial metrics considered, whether these metrics were evaluated against a pre-determined target, historical measures or peer groups and how these metrics influences the bonus determinations;
   - How did capital structure, transactions and catastrophe exposure/management influence the bonus determinations; and
   - Discuss the relative performance of each business unit and how it affected bonuses.

2. Transactions with Related Persons, Promoters and Certain Control Persons, page 35

   Please file your agreement with Small Army, Inc. as an exhibit to your next quarterly report on Form 10-Q and incorporate by reference such filing into your next Annual Report on Form 10-K. Please note that we will not be in a position to clear your 2008 Form 10-K until the agreement with Small Army, Inc. is filed.

   * * * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with any questions. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director